UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended December 31, 2021
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On February 8, 2022, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter and full-year ended December 31, 2021. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income, tax rate and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, long-lived asset impairments, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: February 9, 2022

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated February 8, 2022

Exhibit 99.1
QIAGEN beats outlook for fourth quarter and full-year 2021, delivers 22% CER full-year sales growth from non-COVID products

•Q4 2021: Net sales grow 2% (+4% constant exchange rates, or CER) to $582 million and adjusted diluted EPS rises 9% to $0.74 ($0.75 CER) - both above outlook
•Full-year 2021: Net sales grow 20% (+19% CER) to $2.25 billion and adjusted diluted EPS rises 23% to $2.65 ($2.63 CER) - both above outlook
◦22% CER growth in non-COVID product sales, ahead of target for 20% CER
◦Operating cash flow grows 40% to $639 million, free cash flow rises 38% to $449 million
•QIAGEN initiates 2022 outlook for at least $2.07 billion net sales CER, including double-digit CER growth in non-COVID products vs. 2021, and adjusted diluted EPS of at least $2.05 CER
Venlo, the Netherlands, February 8, 2022 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced results for the fourth quarter and full-year 2021.

Net sales for Q4 2021 rose 2% (+4% CER) to $582 million from Q4 2020, well ahead of the outlook for a 9% CER decline. Sales were driven by high demand for COVID-19 test products and confirmed good trends in the non-COVID portfolio. Adjusted diluted earnings per share (EPS) were $0.74 ($0.75 CER) compared to the Q4 2021 outlook for at least $0.60 CER. Full-year 2021 results also exceeded the outlook for net sales growth of at least 15% CER and for adjusted diluted EPS of at least $2.48 CER.

“Our very solid results in the fourth quarter capped a tremendous year for QIAGEN, especially the 22% CER growth in our non-COVID product portfolio that has consistently outperformed. We continue to support the global response to the pandemic while again showing QIAGEN is not COVID dependent and has a portfolio to drive future growth," said Thierry Bernard, Chief Executive Officer of QIAGEN N.V.

"Going into 2022, we are optimistic about opportunities in the research environment amid healthy increases in national funding programs, as well as robust trends in regular clinical testing for molecular diagnostics. Our outlook for 2022 is based on expectations for double-digit CER growth in our non-COVID portfolio, as we continue to execute on our commitments while also taking into consideration the volatile pandemic trends. QIAGEN is well-positioned for strong mid-term growth as we sharpen our focus on targeted growth opportunities in the Life Sciences and Molecular Diagnostics," Bernard said.

Roland Sackers, Chief Financial Officer of QIAGEN N.V., said: “We are very pleased to finish 2021 with strong levels of sales, profitability and cash flow while making investments to strengthen our portfolio. We are moving ahead with manufacturing upscaling projects and investments in R&D for menu expansion of our key platforms, especially our five pillars of growth. These investments are designed to enable QIAGEN to transition the rapid growth in our installed base of instruments and systems into new applications while supporting the global response to the COVID-19 pandemic. We are confident in QIAGEN's growth prospects and our ability to create long-term value."

Fourth quarter and full-year 2021 results

Key figures

In $ millions (Except EPS and diluted shares)	Q4			FY
	2021	2020	Change	2021	2020	Change
Net sales	582	571	2%	2,252	1,870	20%
Net sales - CER	594		4%	2,222		19%
Operating income	173	156	11%	630	386	63%
Adjusted operating income	199	197	1%	755	627	20%
Net income	129	213	-39%	513	359	43%
Adjusted net income	171	159	7%	614	503	22%
Diluted EPS	$0.56	$0.91	-38%	$2.21	$1.53	44%
Adjusted diluted EPS	$0.74	$0.68	9%	$2.65	$2.15	23%
Adjusted diluted EPS - CER	$0.75		10%	$2.63		22%
Diluted shares (in millions)	232	235		232	234
Please refer to accompanying tables for reconciliation of reported to adjusted figures.
Tables may have rounding differences. Percentage changes are to prior-year periods.

Sales by product type and customer class

	Q4 2021				FY 2021
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Consumables and related revenues	$517	+5%	+7%	89%	$1,986	+23%	+21%	88%
Instruments	$65	-16%	-14%	11%	$265	+4%	+2%	12%
Molecular Diagnostics	$313	+9%	+12%	54%	$1,144	+27%	+25%	51%
Life Sciences	$269	-5%	-4%	46%	$1,108	+15%	+13%	49%
Tables may have rounding differences. Percentage changes are to prior-year periods.

Sales by non-COVID and COVID-19 product groups

	Q4 2021				FY 2021
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Non-COVID product groups	$400	+8%	+10%	69%	$1,547	+24%	+22%	69%
COVID-19 product groups	$183	-9%	-7%	31%	$704	+14%	+13%	31%
Tables may have rounding differences. Percentage changes are to prior-year periods.

● Sales: Consumables and related revenues showed ongoing solid trends in Q4 2021, rising 7% CER and supporting FY 2021 growth of 21% CER. Instruments fell at a double-digit CER pace in Q4 2021 against very strong demand in the prior-year period, but still grew 2% CER for FY 2021. Non-COVID product group sales in Q4 2021 advanced 10% CER on further improvements in demand trends among Life Sciences and Molecular Diagnostics customers, supporting the outstanding 22% CER growth for FY 2021. Adverse currency movements against the U.S. dollar in Q4 2021 reduced reported sales growth by about two percentage points, but FY 2021 results were supported by about one percentage point of positive currency movements.

● Operating income: Q4 2021 operating income rose 11% to $173 million (29.7% of sales) from $156 million (27.3% of sales) in the year-ago period. Adjusted operating income grew 1% to $199 million (34.2% of sales) from $197 million (34.4% of sales) in the year-ago period. For Q4 2021, the adjusted gross margin was 67.6%, down 1.7 percentage points from Q4 2020, due in part to changes in product mix and the additional costs related to new production capacity. This was partially offset by lower operating expenses as a percentage of sales compared to the year-ago period. For FY 2021, operating income rose 63% to $630 million (28.0% of sales) from $386 million (20.7% of sales) in 2020, which included $126 million of pre-tax expenses for the discontinued tender offer. Adjusted operating income for FY 2021 rose 20% to $755 million, and the adjusted operating income margin remained steady at 33.5% of sales.

●    EPS: In Q4 2021, diluted EPS was $0.56 per share and FY 2021 diluted EPS was $2.21. Diluted EPS results for both full-year periods, as well as for Q4 2020, included contributions from the Q4 2020 sale of QIAGEN's minority investment in ArcherDX and the subsequent sale during 2021 of milestone-related shares. Reported results include the positive impacts of the ArcherDX transaction of $0.35 in Q4 and FY 2020, and $0.11 in FY 2021, and are excluded from adjusted diluted EPS for both years. For Q4 2021, adjusted diluted EPS of $0.74 ($0.75 CER) reflects lower net interest expense than in the year-ago period, while FY 2021 results of $2.65 ($2.63 CER) were in line with the increase in adjusted net income. The tax rate and adjusted tax rate for FY 2021 and the comparative period was unchanged at 18% of sales.

Sales by product groups

	Q4 2021				FY 2021
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Sample technologies	$218	-7%	-5%	37%	$851	+6%	+4%	38%
Diagnostic solutions	$173	+9%	+11%	30%	$639	+39%	+37%	28%
Of which QuantiFERON	$74	+27%	+29%	13%	$281	+48%	+47%	12%
Of which QIAstat-Dx	$23	+26%	+29%	4%	$75	+39%	+38%	3%
Of which NeuMoDx	$27	-22%	-20%	5%	$105	+94%	+90%	5%
Of which Other	$49	+2%	+4%	8%	$178	+9%	+8%	8%
PCR / Nucleic acid amplification	$110	+2%	+3%	19%	$434	+19%	+18%	19%
Genomics / NGS	$62	+25%	+28%	11%	$245	+48%	+47%	11%
Other	$19	+3%	+11%	3%	$83	+9%	+10%	4%
Tables may have rounding differences. Percentage changes are to prior-year periods.

● Sample technologies: Against very strong sales in Q4 2020, Sample technologies delivered lower sales in Q4 2021 over the year-ago period reflecting a high single-digit CER drop in COVID-19 product group sales, but only a low-single-digit CER drop in non-COVID product group sales. Also weighing on Q4 results was a high-single digit CER drop in instrument sales. In FY 2021 non-COVID product group sales grew above 10% CER, and represented about 65% of net sales. Sales of Sample technologies for COVID-19 testing declined in FY 2021 amid reduced sales of manual sample prep kits and instruments, while sales of automated sample prep kits were higher driven by rapid growth in QIAprep&amp to support demands for high-volume testing.

● Diagnostic solutions: Improving trends in clinical testing demand during the first nine months of 2021 continued through the year and supported 11% CER sales growth in Q4 2021 and 37% CER growth in FY 2021. The QuantiFERON latent TB test was the key driver in Q4 2021 with 29% CER growth, supporting the 47% CER increase to $281 million for FY 2021, and exceeding the target for at least $255 million CER. Sales of the QIAstat-Dx syndromic testing system grew 29% CER in Q4 2021 and achieved $75 million for FY 2021, ahead of the sales target from July 2021 for at least $60 million CER. NeuMoDx sales for FY 2021 rose to $105 million, ahead of the target for $100 million, supported primarily by demand for COVID-19 testing. These results included the full acquisition of NeuMoDx in September 2020 and very strong results in the year-ago period. Revenues from companion diagnostic co-development projects grew at double-digit CER rates in both Q4 and FY 2021 on the resumption of many pharma R&D projects, while sales of Precision Medicine companion diagnostics consumables rose at a high-single-digit CER rate for the year.

● PCR / Nucleic acid amplification: Amid encouraging placement trends, the QIAcuity digital PCR system showed solid quarter over quarter growth trends during 2021, but sales were below the 2021 target for at least $45 million. Strong demand for enzymes and other consumables for use in OEM third-party products also supported the product group growth. FY 2021 results had to absorb a double-digit decline in COVID-related sales in Q4 2020 for both consumables and instruments against pandemic-driven demand in the 2020 period, when sales for this product group rose 81% CER.

● Genomics / NGS: Ongoing strong demand drove 28% CER growth for Q4 2021, and supported FY 2021 gains of 47% CER, against weaker sales trends in 2020 due to the adverse pandemic impact on customers. Key drivers for 2021 growth were universal consumables used in next-generation sequencing (NGS) as activity levels continued to rise in research and clinical applications, as well as solid double-digit CER gains in bioinformatics sales from QIAGEN Digital Insights for both Q4 and FY 2021.

Sales by geographic region

	Q4 2021				FY 2021
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Americas	$259	+5%	+5%	44%	$1,007	+22%	+22%	45%
Europe / Middle East / Africa	$219	-3%	+2%	38%	$814	+19%	+17%	36%
Asia-Pacific / Japan	$104	+6%	+7%	18%	$429	+20%	+17%	19%
Tables may have rounding differences. Percentage changes are to prior-year periods.
Rest of world represented less than 1% of sales.

● Americas: The key driver of growth in the Americas was the U.S. which delivered 25% CER growth in FY 2021. This region also benefited from significant gains in non-COVID product group sales especially in QuantiFERON and QIAcuity, in 2021 while COVID-related sales grew at a mid-single digit CER rate.

● EMEA: Europe saw strong overall growth with Austria, the United Kingdom, Italy, Turkey and Switzerland all delivered significant gains in FY 2021, and were complemented by single-digit CER growth in France.

● Asia-Pacific / Japan: Sales in China rose above 20% CER for FY 2021, and at a mid-single-digit CER rate in Q4 2021. Higher sales in FY 2021 were also seen in Australia, which grew at a double-digit CER rate, as well as in Japan and South Korea, which rose at mid-single-digit rates.

Key cash flow data

	FY
In $ millions	2021	2020	Change
Net cash provided by operating activities	639	458	40%
Net cash used in investing activities	(202)	(443)	-54%
Net cash used in financing activities	(150)	(50)	200%
Free cash flow	449	325	38%

•Net cash provided by operating activities reflected the strong business expansion in 2021. Results for 2021 included a payment of $53 million to resolve a patent infringement lawsuit with BD (Becton, Dickinson and Company) and also included higher cash paid for income taxes, which totaled $102 million in 2021 compared to $43 million in 2020. The 2020 results included $126 million of cash paid for the discontinued tender offer and $52 million for restructuring activities announced in late 2019.

•Net cash used in investing activities in 2021 included $190 million for purchases of Property, Plant and Equipment, primarily to expand production capacity for QIAGEN’s five pillars of growth in Europe and the U.S., as well as $398 million for purchases of short-term investments. These were partially offset by $360 million of proceeds from the sale of short-term investments, including cash from the sale of shares received from Invitae Corp. related to the acquisition of QIAGEN’s stake in ArcherDx, as well as $45 million of cash received for collateral assets.

•Net cash used in financing activities in 2021 included payments of $100 million for the 2021 share repurchase program and $41 million of debt repayments, primarily to repay two tranches of the German private corporate bonds (Schuldschein) at maturity.

QIAGEN Sample to Insight portfolio updates

Among recent developments in QIAGEN's Sample to Insight portfolio of differentiated molecular solutions for use in the Life Sciences and Molecular Diagnostics:

Sample technologies

•QIAGEN launched the first kits in the new QIAwave product line of environmentally friendly sample preparation consumbables kits which can be used manually or automated on QIAcube Connect. The first kits are the QIAwave RNA Mini Kit, QIAwave DNA Blood & Tissue Kit and QIAwave Plasmid Miniprep Kit that use up to 60% less plastic and up to 40% less cardboard than other kit versions.

•The artus® SARS-CoV-2 Prep&Amp UM Kit SARS-CoV-2 Prep&Amp UM Kit has received CE-IVD registration for clinical use in the European Union and other markets as a solution for large-scale COVID-19 testing. This kit enables labs to analyze samples in one hour - rather than the typical 3-4 hours required with other PCR processes - and to process more than 3,000 samples in one day on a single PCR cycler.

Diagnostic solutions

•The test menu for the QIAstat-Dx syndromic testing system is being expanded with two new panels. The QIAstat-Dx Meningitis / Encephalitis panel has received CE-IVD registration to detect 15 pathogens for these neurological diseases simultaneously. The QIAstat-Dx Gastrointestinal panel, which is already registered for CE-IVD use, was also recently submitted for U.S. regulatory clearance to detect 22 common pathogens that can cause life-threatening infections.

•The QuantiFERON® portfolio has benefited from an expansion of applications for use of this proprietary technology as the modern gold standard for tuberculosis detection, as well as a new test for use in the COVID-19 pandemic response.

The range of patient groups in the U.S. eligible for the QuantiFERON-TB Gold assay was recently expanded to include individuals with weakened immune systems, pregnant women and children. This test also recently received U.S. regulatory approval for use on DiaSorin’s LIAISON® XS platform in addition to LIAISON®XL. Additionally, the battery-operated QIAreach QuantiFERON-TB test (QIAreach QFT), which was specifically designed for use against TB in low-resource, high- burden countries, was recently approved by the Global Fund’s Expert Review Panel Diagnostics (ERPD), enabling procurement by public health programs and institutions in more than 100 countries.

The QuantiFERON SARS-CoV-2 assay received CE-marking in December 2021 after previously being made available as a research use only (RUO) version to measure T-cell response to SARS-CoV-2 as an aid in the assessment of immunity in individuals who have received COVID-19 vaccinations.

PCR / Nucleic acid amplification

•QIAGEN has completed a U.S. government contract to equip various public health laboratories with the QIAcuity digital PCR system to monitor the spread of the COVID-19 pandemic by testing wastewater for the presence of SARS-CoV-2 pathogens. About 70% of all U.S. states are now using QIAcuity for ultra-sensitive wastewater detection of SARS-CoV-2 infections. Additionally, two new partnerships were reached to expand the use of QIAcuity in new applications. QIAGEN and Atila BioSystems reached an agreement to provide non-invasive prenatal testing (NIPT) solutions on QIAcuity, while a co-exclusive licensing and co-marketing agreement with Actome GmbH has been reached to extend the use of QIAcuity into proteomics and enable the quantification of proteins.

QIAGEN ESG update

QIAGEN has strengthened its dedication to shrinking its carbon footprint with a commitment to a science-based target of net-zero carbon emissions by 2050 in order to help limit global warming. QIAGEN’s ambition to reach net-zero by 2050 applies to its entire value chain and fulfills the criteria of the Science-Based Targets initiative (SBTi). The commitment calls for QIAGEN by 2030 to reduce Scope 1 and 2 emissions by at least 40% and Scope 3 emissions by at least 10% on the way to reaching net-zero carbon emissions, using 2020 as a baseline. A shrinking carbon footprint is just one aspect of QIAGEN’s significant sustainability initiatives, which are reflected in QIAGEN having a PRIME rating from the rating agency ISS ESG and an A rating from MSCI ESG.

Outlook

QIAGEN initiates an outlook for full-year 2022 with expectations for at least $2.07 billion of sales at CER (compared to FY 2021 results of $2.25 billion) and adjusted diluted EPS of at least $2.05 CER (compared to FY 2021 results of $2.65). The sales outlook is based on expectations for double-digit CER growth in the non-COVID product groups, but for a significant year-on-year decline in COVID-19 product group sales based on the expected volatile trends for the pandemic in 2022. These expectations also include plans for ongoing investments into all of QIAGEN's five pillars of growth, in particular new products, test menu and applications. Based on exchange rates as of January 31, 2022, currency movements against the U.S. dollar are expected to have an adverse impact of about two percentage points on net sales growth at actual rates for the full year. An adverse impact of about $0.04 per share is expected on full-year adjusted diluted EPS. These expectations do not take into account any future acquisitions.

For Q1 2022, net sales are expected to grow at least 7% CER from $567.2 million in Q1 2021. Adjusted diluted EPS is expected to be at least $0.72 CER compared to $0.66 in the year-ago quarter. Based on exchange rates as of January 31, 2022, currency movements against the U.S. dollar are expected to cause an adverse impact of about three percentage point to net sales growth at actual rates for Q1 2022, while an adverse impact of about $0.01 per share is expected on adjusted diluted EPS.

Investor presentation and conference call

A conference call is planned for Wednesday, February 9, 2022, at 15:00 Central European Time (CET) / 9:00 Eastern Standard Time (EST). A live audio webcast will be made available in the investor relations section of the QIAGEN website, and a replay will also be made available after the event. A presentation will be available at https://corporate.qiagen.com/investor-relations/events-and-presentations/default.aspx.

Use of adjusted results

QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted net sales, adjusted gross income, adjusted gross profit, adjusted operating income, adjusted operating expenses, adjusted operating income margin, adjusted net income, adjusted net income before taxes, adjusted diluted EPS, adjusted EBITDA, adjusted EPS, adjusted income taxes, adjusted tax rate, and free cash flow. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of December 31, 2021, QIAGEN employed more than 6,000 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Forward-Looking Statement

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, including those products used in the response to the COVID-19 pandemic, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, collaborations, markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, including the breadth and duration of the COVID-19 pandemic and its impact on the demand for our products and other aspects of our business, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.

Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 1171 and +49 152 018 11711 and +1 240 686 2222 / john.gilardi@qiagen.com

Phoebe Loh
Senior Director Investor Relations
+49 2103 29 11457 / phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director, Head of External Communications
+49 2103 29 11826 / thomas.theuringer@qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months
	ended December 31,
(In $ thousands, except per share data)	2021	2020
Net sales	582,398	571,234
Cost of sales:
Cost of sales	193,143	180,383
Acquisition-related intangible amortization	15,431	17,418
Total cost of sales	208,574	197,801
Gross profit	373,824	373,433
Operating expenses:
Research and development	42,113	46,345
Sales and marketing	119,383	121,375
General and administrative	32,891	31,693
Acquisition-related intangible amortization	3,345	5,432
Restructuring, acquisition, integration and other, net	2,951	12,674
Total operating expenses	200,683	217,519
Income from operations	173,141	155,914
Other income (expense):
Interest income	2,581	1,636
Interest expense	(12,456)	(16,903)
Other income, net	2,113	115,840
Total other (expense) income, net	(7,762)	100,573
Income before income taxes	165,379	256,487
Income tax expense	36,193	43,802
Net income	129,186	212,685

Diluted net income per common share	$0.56	$0.91
Diluted net income per common share (adjusted)	$0.74	$0.68
Shares used in computing diluted net income per common share (adjusted)	231,777	234,834

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Twelve months
	ended December 31,
(In $ thousands, except per share data)	2021	2020
Net sales	2,251,657	1,870,346
Cost of sales:
Cost of sales	733,719	574,467
Acquisition-related intangible amortization	67,118	63,164
Total cost of sales	800,837	637,631
Gross profit	1,450,820	1,232,715
Operating expenses:
Research and development	189,964	149,072
Sales and marketing	456,392	413,684
General and administrative	128,076	111,678
Acquisition-related intangible amortization	18,542	20,811
Restructuring, acquisition, integration and other, net	27,762	150,005
Long-lived asset impairments	—	1,034
Total operating expenses	820,736	846,284
Income from operations	630,084	386,431
Other income (expense):
Interest income	9,555	10,032
Interest expense	(54,477)	(71,317)
Other income, net	40,671	114,326
Total other (expense) income, net	(4,251)	53,041
Income before income taxes	625,833	439,472
Income tax expense	113,234	80,284
Net income	512,599	359,188

Diluted net income per common share	$2.21	$1.53
Diluted net income per common share (adjusted)	$2.65	$2.15
Shares used in computing diluted net income per common share (adjusted)	232,034	234,214

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(In $ millions, except EPS data)
(unaudited)

Three months ended December 31, 2021	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	582.4	373.8	173.1	165.4	(36.2)	22%	129.2	$0.56
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	4.4	7.4	7.6	(2.9)		4.7	0.02
Purchased intangibles amortization (b)	—	15.4	18.8	18.8	(4.7)		14.1	0.06
Investment related gain, net (c)	—	—	—	0.0	—		0.0	0.00
Non-cash interest expense charges (d)	—	—	—	7.8	—		7.8	0.03
Non-cash other income, net (e)	—	—	—	0.0	—		0.0	0.00
Certain income tax items (f)	—	—	—	—	15.2		15.2	0.07
Total adjustments	—	19.9	26.2	34.2	7.7		41.8	0.18
Adjusted results	582.4	393.7	199.3	199.5	(28.5)	14%	171.0	$0.74
*Using 231.8 M diluted shares

Three months ended December 31, 2020	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	571.2	373.4	155.9	256.5	(43.8)	17%	212.7	$0.91
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	5.1	17.8	18.1	(5.3)		12.8	0.05
Purchased intangibles amortization (b)	—	17.5	22.9	22.9	(5.8)		17.1	0.07
Investment related gain, net (c)	—	—	—	(113.3)	30.2		(83.1)	(0.35)
Non-cash interest expense charges (d)	—	—	—	10.4	—		10.4	0.04
Non-cash other income, net (e)	—	—	—	(0.2)	—		(0.2)	0.00
Certain income tax items (f)	—	—	—	—	(10.2)		(10.2)	(0.04)
Total adjustments	—	22.6	40.6	(62.2)	9.0		(53.2)	(0.23)
Adjusted results	571.2	395.9	196.5	194.3	(34.8)	18%	159.5	$0.68
*Using 234.8 M diluted shares

–Please see footnotes for these tables on the following page.

Twelve months ended December 31, 2021	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	2,251.7	1,450.8	630.1	625.8	(113.2)	18%	512.6	$2.21
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	11.5	39.3	39.8	(10.7)		29.1	0.13
Purchased intangibles amortization (b)	—	67.1	85.7	85.7	(21.5)		64.2	0.28
Investment related gain, net (c)	—	—	—	(36.8)	9.3		(27.5)	(0.12)
Non-cash interest expense charges (d)	—	—	—	30.9	—		30.9	0.13
Non-cash other income, net (e)	—	—	—	(0.7)	—		(0.7)	0.00
Certain income tax items (f)	—	—	—	—	5.8		5.8	0.02
Total adjustments	—	78.6	124.9	118.7	(17.2)		101.6	0.44
Adjusted results	2,251.7	1,529.4	755.0	744.6	(130.4)	18%	614.1	$2.65
*Using 232.0 M diluted shares

Twelve months ended December 31, 2020	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,870.3	1,232.7	386.4	439.5	(80.3)	18%	359.2	$1.53
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	5.4	156.4	159.7	(27.1)		132.6	0.56
Purchased intangible amortization (b)	—	63.2	84.0	84.0	(21.3)		62.7	0.27
Investment related loss, net (c)	—	—	—	(113.1)	30.2		(82.9)	(0.35)
Non-cash interest expense charges (d)	—	—	—	41.1	—		41.1	0.18
Non-cash other income, net (e)	—	—	—	0.4	—		0.4	0.00
Certain income tax items (f)	—	—	—	—	(10.2)		(10.2)	(0.04)
Total adjustments	—	68.6	240.4	172.0	(28.4)		143.7	0.61
Adjusted results	1,870.3	1,301.3	626.8	611.5	(108.7)	18%	502.8	$2.15
*Using 234.2 M diluted shares
(a) Results for 2021 include continued integration-related activities for the NeuMoDx acquisition completed in September 2020. Results for 2020 include expenses associated with the public takeover offer for QIAGEN. A restructuring program was initiated in late 2019, and charges were incurred through the end of 2021.
(b) Results for 2021 include the amortization of NeuMoDx intangible assets acquired in September 2020.
(c) Amounts include mark-to-market adjustments and gains or losses recognized upon the sale or impairment of investments. Results include the gains on the sale of the minority interest held in ArcherDX following the acquisition by Invitae Corporation and the sale of shares received from Invitae upon milestone achievements, as well as settlement of the related hedge.
(d) Cash Convertible Notes were recorded at an original issue discount that is recognized as incremental non-cash interest expense over the expected life of the notes. The decrease in non-cash interest expense in 2021 reflects the repayment of notes that were due in March 2021.
(e) Adjustment for the net impact of changes in fair value of the Call Options and the Embedded Cash Conversion Options related to the Cash Convertible Notes.
(f) This includes the impact of the estimated annual effective tax rate applied to the pretax amount in order to calculate the non-GAAP provision for income taxes. Additionally, certain income tax items were excluded from adjusted results since these represent updates in QIAGEN's assessment of ongoing examinations or other tax items that are not indicative of the Company's normal or future income tax expense. QIAGEN does not believe the impact of these events reflects the performance of ongoing operations for the periods in which the impact of such events were recorded.
Tables may contain rounding differences.

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	December 31, 2021	December 31, 2020
Assets	(unaudited)
Current assets:
Cash and cash equivalents	880,516	597,984
Short-term investments	184,785	117,249
Accounts receivable, net	362,131	380,519
Inventories, net	327,525	291,181
Prepaid expenses and other current assets	354,645	237,472
Total current assets	2,109,602	1,624,405
Long-term assets:
Property, plant and equipment, net	638,183	559,372
Goodwill	2,350,763	2,364,031
Intangible assets, net	627,436	726,194
Deferred income tax assets	72,896	54,879
Fair value of derivative instruments	190,430	379,080
Other long-term assets	157,644	161,658
Total long-term assets	4,037,352	4,245,214
Total assets	6,146,954	5,869,619
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	847,626	42,539
Accounts payable	101,224	118,153
Accrued and other current liabilities	568,620	411,483
Total current liabilities	1,517,470	572,175
Long-term liabilities:
Long-term debt, net of current portion	1,094,144	1,880,210
Fair value of derivative instruments	191,879	393,455
Other long-term liabilities	209,320	186,724
Deferred income tax liabilities	37,591	39,216
Total long-term liabilities	1,532,934	2,499,605
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 230,829 shares	2,702	2,702
Additional paid-in capital	1,818,508	1,834,169
Retained earnings	1,791,740	1,323,091
Accumulated other comprehensive loss	(326,670)	(243,822)
Less treasury stock, at cost — 3,755 and 2,844 shares in 2021 and 2020, respectively	(189,730)	(118,301)
Total equity	3,096,550	2,797,839
Total liabilities and equity	6,146,954	5,869,619

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Twelve months ended December 31,
(In $ thousands)	2021	2020
Cash flows from operating activities:
Net income	512,599	359,188
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	214,931	205,014
Non-cash impairments	—	1,432
Deferred income tax benefit	(5,288)	(6,706)
Other items, net including fair value changes in derivatives	46,771	(28,855)
Change in operating assets, net	(73,887)	(120,907)
Change in operating liabilities, net	(56,125)	48,640
Net cash provided by operating activities	639,001	457,806
Cash flows from investing activities:
Purchases of property, plant and equipment	(189,904)	(132,787)
Purchases of intangible assets	(16,630)	(171,450)
(Purchases of) proceeds from investments, net	(2,645)	25,638
Cash paid for acquisitions, net of cash acquired	—	(239,572)
Purchases of short-term investments	(397,650)	(49,770)
Proceeds from sales of short-term investments	359,560	181,223
Cash received (paid) for collateral asset	44,900	(53,417)
Other investing activities	(57)	(3,146)
Net cash used in investing activities	(202,426)	(443,281)
Cash flows from financing activities:
Proceeds from long-term debt	—	497,646
Repayment of long-term debt	(41,345)	(296,400)
Payment for termination of warrants	—	(174,627)
Payment of intrinsic value of cash convertible notes	—	(237,438)
Proceeds from exercise of call option related to cash convertible	—	239,836
Purchase of treasury shares	(99,987)	(63,995)
Proceeds from issuance of common shares	7,919	7,662
Tax withholding related to vesting of stock awards	(23,574)	(13,841)
Cash received (paid) for collateral liability	8,600	(800)
Other financing activities	(1,979)	(8,170)
Net cash used in financing activities	(150,366)	(50,127)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,677)	4,196
Net increase (decrease) in cash, cash equivalents and restricted cash	282,532	(31,406)
Cash, cash equivalents and restricted cash, beginning of period	597,984	629,390
Cash and cash equivalents, end of period	880,516	597,984

Reconciliation of Free Cash Flow(1)
Net cash provided by operating activities	639,001	457,806
Purchases of property, plant and equipment	(189,904)	(132,787)
Free Cash Flow	449,097	325,019
(1) Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by purchases of property, plant and equipment. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.